SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-27199
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                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                [ ] Form 10-N-SAR

For Year Ending:   December 31, 2005

[ ] Transition Report on Form 10-K            [ ]Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F            [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:                                  .
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Lion-Gri International, Inc.

Address of Principal Executive Office (Street and Number): 801 Mancesti Street
                                                           MO-2029

City, State and Zip Code:  Chisnau, Republic of Moldova


                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The fiscal year of Lion-Gri International, Inc. (the "Company") ended on December 31, 2005. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by March 31, 2006.

         The Company has been informed by its auditors that they are unable to complete their audit of the Company's financial statements for the fiscal year ended December 31, 2005 in time for filing by March 31, 2006.

         As a result of the foregoing, the Company was unable to complete its Annual Report on Form 10-KSB on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Maria G. Rosales                   011 - (373-22)                41-40-81
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(Name)                               (Area Code)             (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          LION-GRI INTERNATIONAL, INC.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 2006                 By:  /s/ Maria G. Rosales
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                                           Maria G. Rosales
                                           Chairman of the Board

March 31, 2006


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Lion-Gri International, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 because our Firm has not yet completed its audit to the Registrant's financial statements for the year ended December 31, 2005 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,


/s/Sherb & Co., LLP

Certified Public Accountants